SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: December 16, 2014	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), today announced change of its certifying accountant. On December 15, 2014, the Board of Directors appointed Moore Stephens CPA Limited in replacement of Moore Stephens to serve as the Company’s independent registered public accounting firm effective January 1, 2015. The technical change follows an internal reorganization at Moore Stephens. The change of accountants was approved by the Audit Committee of the Company and its Board of Directors.

The reports of Moore Stephens on the financial statements of the Company for the years ended December 31, 2012 and 2013 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2012 and 2013 and through December 16, 2014, there have been no disagreements with Moore Stephens on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Moore Stephens would have caused them to make reference thereto in their reports on the financial statements of the Company for such years and period.

During the years ended December 31, 2012 and 2013 and through December 16, 2014, there have been no reportable events (as defined in Item 304(a)(1)(v)) of Exchange Act Regulation S-K).

The Company has requested that Moore Stephens furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not Moore Stephens agrees with the above statements. A copy of such letter, dated December 16, 2014, is filed as Exhibit 16.1 to this Form 6-K.

Exhibit 16.1

December 16, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Commissioners:

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We have read the statements made by ChipMOS TECHNOLOGIES (Bermuda) LTD., which we understand will be filed with the Securities and Exchange Commission, pursuant to and as part of the Form 6-K of ChipMOS TECHNOLOGIES (Bermuda) LTD. dated December 16, 2014. We agree with the statements concerning our Firm in such Form 6-K.

Very truly yours,

/s/ Moore Stephens
Certified Public Accountants

Hong Kong